UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):

☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SART	☐	Form N-CSR

For Period Ended: December 31, 2013

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: __________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Horne International, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

3975 University Drive, Suite 100,
Address of Principal Executive Office (Street and Number)

Fairfax, Virginia 22030
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of our current financial condition, there is a material obligation outstanding for past services performed by our independent registered public accounting firm; accordingly, that firm has not commenced its examination of our consolidated financial statements as of and for the year ended December 31, 2013, and its review of our Annual Report on Form 10-K for the fiscal year then ended. As disclosed in our Form 10-Q for September 30, 2013, we are seeking additional equity or debt financing, although there is no guarantee that such efforts will be successful. The Form 10-K will be filed as soon as practicable, but such filing will not be within the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John E. Donahue	(703)	641-1100
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒  Yes     ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes     ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report a net loss of approximately $(900,000) on revenues of approximately $75,000 for the twelve months ended December 31, 2013 compared to net loss of approximately $(1,646,000) on revenues of approximately $4,119,000 for the year ended December 25, 2012. The anticipated decrease in net loss is principally due to a significant decrease in general and administrative expenses, partially offset by a reduction in gross profit that resulted from the decline in revenue.

Horne International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2014	By:	/s/ John E. Donahue
John E. Donahue, Chief Financial Officer